Exhibit 99.1

Gaotu Techedu Inc. Announces Management Change

BEIJING, August 17, 2021 – Gaotu Techedu Inc. (“Gaotu” or the “Company”) (NYSE: GOTU), a leading online large-class after-school tutoring service provider in China, today announced that Mr. Wei Liu, Vice President, has tendered his resignation for personal reasons. The resignation is effective on the same day.

Mr. Larry Xiangdong Chen, the Company’s founder, Chairman and CEO, commented, “On behalf of Gaotu, I would like to express my sincere gratitude to Wei for his dedication and valuable contribution to the Company through these past years. We respect his decision and sincerely wish Wei continued success in the future.”

About Gaotu Techedu Inc.

Gaotu is a technology-driven education company and online large-class after-school tutoring service provider in China. The Company offers foreign language, professional and admission courses, and also offers K-12 courses covering all primary and secondary grades through the brand Gaotu K12. Gaotu adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates each aspect of the Company’s business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

For further information, please contact:

Gaotu Techedu Inc.

Ms. Sandy Qin, CFA, CMA

E-mail: ir@gaotu.cn

Christensen

In China

Ms. Vivian Wang

Phone: +852 2232 3978

E-mail: gotu@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com